

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2010

H. Brian Cole
Chief Financial Officer
Play LA, Inc.
c/o Mossack Fonseca & Co., Akara Building
24 De Castro Street
Wickhams Cay 1, RoadTown, Tortola, B.V.I.

> **Re: Play LA, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 20, 2010**
> **File No. 00-52311**

Dear Mr. Cole:

We have reviewed your response letter dated October 27, 2010 and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 17. Financial Statements
Balance Sheets, page 47

1. Your October 27, 2010 response indicates a new reporting unit was created in 2010 for Arsenal-Mania that was acquired in March, 2010. In bullet 1 within "Assumptions for 2010 projections are as follows" of your September 15, 2010 response, you indicate that you expect to achieve significant revenues in 2011 and onwards due to acquisitions made in 2010, namely the acquisition of Arsenal-Mania. It appears that the reporting unit containing the goodwill at December 31, 2009 is separate from the new Arsenal-Mania reporting unit. Accordingly, revenue generated by Arsenal-Mania and any other source not attributed to the reporting unit containing the goodwill should be excluded from determination of the fair value of the reporting unit containing the goodwill in the evaluation of goodwill impairment for 2009 that was based on the evaluation performed in March, 2010. In this regard, please clarify for us whether any revenue in each year shown in the "Support for Assumptions"

section of the goodwill impairment evaluation for 2009 performed in March, 2010 included in the October 27, 2010 response for the reporting unit containing the goodwill is generated from sources outside of the reporting unit containing the goodwill. If so, please revise your evaluation to exclude such revenue and advise us of the effect on your conclusion in regard to the impairment of goodwill for 2009.

2. From the October 27, 2010 response, it appears that the expected revenue increase for 2010 in the goodwill impairment evaluation for 2009 for the reporting unit containing the goodwill that was based on the evaluation performed in March, 2010 is due in large part to the advertising contract consummated in May, 2010 that you anticipated at the time of the evaluation. However, please explain to us in more detail why revenue growth of 30% in 2011 and each following year for the reporting unit containing the goodwill indicated in the "Support for Assumptions" table of the evaluation included in the October 27, 2010 response is reasonable in your circumstances and specifically how you arrived at this rate. Tell us whether the revenue growth rate is based upon probability weighted amounts from within a range of possible amounts and show us the probability weighted computations. If your computation was not on this basis, explain to us why it was not, and why the basis used was appropriate. Additionally, explain to us why you consider the growth rate reasonable relative to the anticipated growth rate for the industry of 10% to 12% indicated in your September 15, 2010 response and your lack of operating history as an internet advertising company to which the reporting unit containing the goodwill pertains.

3. Your September 15, 2010 response indicates web traffic growth of 117%. Please tell us the period of time such growth relates to. Also, explain to us why it is reasonable to expect a continuation of such a rate and how long such growth can be sustained, and the basis for your belief. Further, explain to us how web traffic growth translates into revenue growth for you. That is, show us the amount of revenue associated with each percentage increase in web traffic and the basis for this.

4. Your September 15, 2010 response indicates that you believe that the annual impairment testing performed originally for the year ending December 31, 2009, which we understand to be the one performed in March, 2010, was not appropriate. It appears from the October 27, 2010 response that this, at a minimum, was due to the multiple used because it was subsequently reduced to 2.5 from the 3.5 used in the March, 2010 evaluation. Please tell us the reason for the change in the multiple used. In so doing, tell us the factors and circumstances that differed at the time the multiple was reduced to 2.5 than existed when the 3.5 was used in the March, 2010 evaluation. Additionally, tell us the effect on your conclusion in regard to the impairment of goodwill for 2009 based on the evaluation performed in March, 2010 if a multiple of 2.5 had been used in that evaluation.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief